We all know that drones are here to stay and their benefits will extend to various sectors.

We are at the tip of the iceberg in terms of harnessing the real power of drones. Soon they will make a 300 billion dollar market.

However industries fail to utilize drones and aerial vehicles efficiently, securely, and quickly for industrial applications. As a result we can't increase the efficiency of human labor.

Without intelligence and autonomy drones cannot perform complex tasks.

Soar Robotics turns drones into smart robots, and our solution - you don't need a pilot, you don't need a remote control, and you don't need to deal with a bunch of software solutions to handle post-operation data.

By utilizing our cloud-based robotics intelligence platform, we empower drones with advanced computer vision and AI.

Soar Robotics commercialize nested drone technology is available for more than 70% of the drones on the market.

As drones become smart with our solution, many of the most dangerous and high-paying jobs within the commercial sector are ripe for displacement by drone technology.

From power plants to large-scale construction sites we deploy an end-to-end fully autonomous drone solution under two hours.

Soar Robotics reduces labor costs by more than 80 percent. Our clients include renewable energy plants, factories and construction companies.

In the solar industry, from pre-construction to operation and management phase we let our clients automate many tasks. As a result they spend a fraction of time and money on tasks such as creating topographic maps or inspecting panels. These improvements let them increase their ROI.

Soar Robotics' unique solution spans beyond single drones and powers a network of autonomous agents. We let multi agent interactions where a group of drones and ground vehicles execute missions together and fully autonomously. Soar Robotics turns drones into mission executing robots by empowering them with AI.